SANDERS MORRIS HARRIS LLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 2015
(in thousands, except share data)

	Common Stock		Additional paid-in	Accumulated	Member's	
	Shares	Amount	capital	deficit	equity	Total
Balance January 1, 2015	60,729	$ 1	$ 69,031	$ (45,287)	$ -	$ 23,745
Convert corporation to a limited liability company	(60,729)	(1)	(69,031)	45,287	23,745	-
Net loss					(4,350)	(4,350)
Distributions					(10,425)	(10,425)
Balance December 31, 2015	-	$ -	$ -	$ -	$ 8,970	$ 8,970

The accompanying notes are an integral part of this consolidated financial statement.